 EXHIBIT 99.1

05/CAT/14

 FOR IMMEDIATE RELEASE

 07.00 BST, 02.00 EST Monday 12 September 2005

For Further Information Contact:

Cambridge Antibody Technology

Tel: +44 (0) 1223 471 471

Peter Chambré, Chief Executive Officer

John Aston, Chief Financial Officer

Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY APPOINTS JOHN BROWN AS NON-EXECUTIVE DIRECTOR

Cambridge, UK ... Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) is pleased to announce the appointment of Dr John Brown as a Non-Executive Director, with immediate effect.

John has extensive experience of the biopharmaceutical industry having held a number of positions within the sector. He was most recently Chief Executive Officer at Acambis plc where he developed and implemented a strategy to develop new products, exploit platform technologies and achieve profitability. Prior to joining Acambis as Finance Director, John worked as Head of Research at Sutherland & Partners (Edinburgh) Ltd and as a Pharmaceutical Analyst at Bell Lawrie White. Before this, he consulted widely for pharmaceutical and biotechnology companies at PA Consulting Group.  Following his post-doctoral work with the MRC, John joined Glaxo Group Research, where he led a team developing small molecule therapeutics and completed his MBA.

John currently Chairs the Governing Council of the Roslin Institute in Edinburgh and is Chairman of Scottish Biomedical and BIA Scotland. In addition, he currently holds a number of non-executive directorships within the biotechnology industry. These include positions at Protherics plc, Vectura plc and OnyVax Ltd. He also sits on the Advisory Board of the Life Sciences ITI in Scotland, and is a member of the DTI Technology Strategy Board and the DTI Biotechnology Leadership Council. Previous directorships include Acambis plc and Roslin Biomed.

Paul Nicholson, CAT's Chairman, commented "We are delighted to welcome John Brown as a Non-Executive Director of CAT. He has widespread commercial, financial and scientific experience within the biotechnology industry and we have no doubt that he will make a significant contribution to the Board and CAT's development. John will also join the Audit Committee and the Remuneration Committee."

ENDS -
Appendix

CAT hereby confirms that no information is disclosable in relation to the appointment of John Brown pursuant to the requirements of Listing Rule 9.6.13 paragraphs (1)-(6).

Notes to Editors:

John Brown - Biography and Details

   Education:

  University of Edinburgh (BSc Hons Pharmacology: PhD Neuropharmacology)

  Middlesex Business School (MBA)

   Career details:

  1981-1986 Glaxo Group Research: Research Pharmacologist

  1986-1991 PA Consulting Group: Consultant, Senior Consultant, Principal

  1991-1993 Bell Lawrie White: Pharmaceutical Analyst

  1993-1995 Sutherland & Partners: Head of Research

  1995-2004 Acambis plc: Finance Director: Chief Executive Officer

  Nationality: British

  Marital Status: Married

  Age: 50

Cambridge Antibody Technology (CAT):

Business:

  CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

  CAT has strong financial foundations which arise from its balance sheet strength and the revenue stream from HUMIRA® royalties. The diversified pipeline of licensed antibody product candidates offers good prospects for growth in the medium term and significant longer term opportunities arise from CAT's proprietary development and alliances, especially with Genzyme and AstraZeneca.

Products:

  HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 58 countries, and for psoriatic arthritis and early RA in some European countries.

  There are six further CAT-derived antibodies licensed to partners at various stages of clinical development, including ABT-874 (Abbott), LymphoStat-B, HGS-ETR1, HGS-ETR2 (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Abbott, Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

  There is one proprietary CAT human therapeutic antibody product candidates in clinical development, CAT-354, and one in pre-clinical development with Genzyme, GC-1008.

Collaborations:

  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

  CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

  CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in the development of RA.

Science:

  CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background

   Based near Cambridge, UK, CAT currently employs around 290 people.

   CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).

   More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present  and  future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.